VIA ELECTRONIC SUBMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

December 9, 2009

Re: NextMart, Inc. (the “Company”)

Registration Statement on Form SB-2

Initially Filed May 8, 2007

File No. 333-143081

Ladies and Gentlemen:

Please be advised that NextMart, Inc. (the "Registrant")  hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission  withdraw the Registrant's Registration Statement on Form SB-2 filed with the  Commission  on  May 8, 2007 (File No. 333-143081) (the "Registration Statement”).The Registrant elected to withdraw the Registration Statement due to market conditions surrounding the Registrant’s common stock.  No securities were offered or sold pursuant to this Registration Statement.  Please apply the Registrant’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact Daniel H. Luciano, Esq. (908) 832-5546.

    Thank you for your assistance in this matter.

Sincerely,

/s/ Menghua Liu

Menghua Liu

Chairman